UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN SHOE COMPANY, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Signatures

Index to Exhibits

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Brown Shoe Company, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 22, 2009

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2008			December 31, 2007
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Cash	$19,373	$–	$19,373	$36,501	$–	$36,501
Investments – at fair value	19,182,405	76,748,677	95,931,082	31,258,604	110,020,760	141,279,364
Accrued investment income	–	75,749	75,749	–	3,086,861	3,086,861
Outstanding loans	–	3,033,577	3,033,577	–	3,079,717	3,079,717
Excess contributions payable	–	(242,503)	(242,503)	–	–	–
Net assets available for benefits	$19,201,778	$79,615,500	$98,817,278	$31,295,105	$116,187,338	$147,482,443

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2008			Year Ended December 31, 2007
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Employer contributions	$3,463,460	$–	$3,463,460	$3,957,814	$–	$3,957,814
Employee contributions	–	7,976,042	7,976,042	–	9,369,391	9,369,391
Investment income	543,493	3,079,301	3,622,794	419,640	7,095,288	7,514,928
Interest income on loans	–	241,657	241,657	–	214,460	214,460
Net realized and unrealized loss on investments	(12,384,154)	(37,910,888)	(50,295,042)	(32,844,178)	(385,414)	(33,229,592)
Participant transfers	(1,317,227)	1,317,227	–	(4,165,836)	4,165,836	–
Withdrawals	(2,398,899)	(11,275,177)	(13,674,076)	(4,287,350)	(17,889,299)	(22,176,649)
Net change	(12,093,327)	(36,571,838)	(48,665,165)	(36,919,910)	2,570,262	(34,349,648)
Net assets available for benefits at beginning of year	31,295,105	116,187,338	147,482,443	68,215,015	113,617,076	181,832,091
Net assets available for benefits at end of year	$19,201,778	$79,615,500	$98,817,278	$31,295,105	$116,187,338	$147,482,443

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of Brown Shoe Company, Inc. (the “Company”) and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $80,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have then completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re-employed, they will become a participant in the Plan on the date of re-employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants are allowed to contribute from two percent to 30 percent of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than Brown Shoe Company, Inc. common stock, in one percent increments.

The Company contributes 75 percent of the first two percent and 50 percent of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock.

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee. Forfeitures of non-vested Company matching contributions plus actual earnings thereon are used to reduce future Company contributions. During the year ended December 31, 2008 and 2007, approximately $12,000 and $111,000 of forfeitures were used to reduce employer contributions, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan, other than Brown Shoe Company, Inc. common stock, in one percent increments. The investment options are trusteed mutual funds.

Participant Loans

Participants may borrow from their fund accounts, excluding employer matching contributions held in Company stock, a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. Effective for loans initiated after April 1, 2007, the Plan will charge a monthly fee per loan to the participant’s account for each month that a loan is outstanding. Principal, fees and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant Transfers

Participants may transfer their existing account balances in one percent increments, excluding the matching contribution amounts received prior to January 1, 2007 discussed below, among investment fund choices offered by the Plan (other than Brown Shoe Company, Inc. common stock) daily.

The participants may transfer their matching contribution amounts received subsequent to January 1, 2007 in one percent increments out of Brown Shoe Company, Inc. common stock and into any other investment fund available under the Plan. Prior to January 1, 2007, only participants who were age 55 and older were permitted to elect to transfer all or any portion of their matching contribution account balances to other investment fund choices offered by the Plan. Effective March 31, 2007, participants who completed at least three years of service were permitted to elect to transfer their matching contribution account share balances prior to January 1, 2007 in one percent increments out of Brown Shoe Company, Inc. common stock and into any other investment fund available under the Plan, subject to the following phase in rules:

•	33 percent of the matching contribution account share balance prior to January 1, 2007 may be diversified as described in the preceding paragraph on or after March 30, 2007, during 2007;

•	66 percent of the matching contribution account share balance prior to January 1, 2007 may be diversified as described in the preceding paragraph on or after January 1, 2008; and

•	100 percent of the matching contribution account share balance prior to January 1, 2007 may be diversified as described in the preceding paragraph on or after January 1, 2009.

Participant transfers totaled $1,317,227 and $4,165,836 in 2008 and 2007, respectively.

Payment of Benefits

Hardship
Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship as defined by the Plan that cannot otherwise be relieved. The minimum hardship withdrawal a participant may make is $1,000.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Termination of Service
On termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Retirement
The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which occurs the later of the date they reach age 70 and a half and the date they terminate employment. If the participant is a five percent shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 and a half.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement (“SFAS No. 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of SFAS No. 157, as amended, for financial assets and financial liabilities as of January 1, 2008. Although the adoption of SFAS No. 157 did not impact the Plan’s financial statements, additional disclosures related to fair value measurements are required.

SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s own assumptions of market participant valuation (“unobservable inputs”). In accordance with SFAS No. 157, the hierarchy is broken down into three levels based on the reliability of the inputs as follows:

·	Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

·
Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

·	Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value in accordance with SFAS No. 157, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

The Plan’s investments held at year end at December 31, 2008 of $95,931,082, which consisted of mutual funds and Brown Shoe Company, Inc. common stock, are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

The Plan’s participant loans are classified within Level 3 of the fair value hierarchy because they are stated at the outstanding principal balance plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Level 3 Asset Gains and Losses Year Ended December 31, 2008

Balance, beginning of the year	$3,079,717
Issuances and settlements (net)	(46,140)
Balance, end of the year	$3,033,577

The FASB also issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP No. 157-2”) in February 2008. FSP No. 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the affect, if any, on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2008 and 2007, the Plan’s investments, including investments purchased, sold as well as held during the year, depreciated in fair value as determined by quoted prices from an active market by $50,295,042 and $33,229,592, respectively, as follows:

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2008
American Funds American Balanced Fund Class R4	$(1,669,962)	$4,284,081
American Funds EuroPacific Growth Fund Class R4	(8,055,209)	9,960,460
American Funds Growth Fund of America Class R4	(4,529,459)	6,978,603
Brown Shoe Company, Inc. common stock	(12,384,154)	19,182,405
Dodge & Cox Stock Fund	(16,237,005)	18,088,767
PIMCO Total Return Admin Fund	576,468	13,920,388
Vanguard Institutional Index Fund	(6,044,485)	9,415,143
Vanguard Prime Money Market Fund	286,384	11,601,073
William Blair Small Cap Growth Fund Class I	(2,237,620)	2,500,162
	$(50,295,042)	$95,931,082

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2007
Brown Shoe Company, Inc. common stock	$(32,844,178)	$31,258,604
PIMCO Total Return Admin Fund	805,689	11,703,673
Vanguard Prime Money Market Fund	327,488	8,800,204
ASTON ABN AMRO/Montag & Caldwell Bal Fund	10,518	–
American Funds American Balanced Fund Class R4	67,310	5,682,124
Dodge & Cox Stock Fund	(3,350,143)	33,591,145
Vanguard Institutional Index Fund	634,271	15,866,987
ASTON ABN AMRO/Montag & Caldwell Grth Fund	34,249	–
American Funds Growth Fund of America Class R4	108,959	10,989,052
American Funds EuroPacific Growth Fund Class A	452,155	–
American Funds EuroPacific Growth Fund Class R4	957,541	18,574,182
William Blair Small Cap Growth Fund Class N	90,931	–
William Blair Small Cap Growth Fund Class I	(524,382)	4,813,393
	$(33,229,592)	$141,279,364

The fair value of individual investments that represent five percent or more of the Plan’s net assets is as follows:

	December 31
	2008	2007
American Funds EuroPacific Growth Fund Class R4	$9,960,460	$18,574,182
American Funds Growth Fund of America Class R4	6,978,603	10,989,052
Brown Shoe Company, Inc. common stock* (2008 – 881,123 units; 2007 – 869,246 units)	19,182,405	31,258,604
Dodge & Cox Stock Fund	18,088,767	33,591,145
PIMCO Total Return Admin Fund	13,920,388	11,703,673
Vanguard Institutional Index Fund	9,415,143	15,866,987
Vanguard Prime Money Market Fund	11,601,073	8,800,204

*Non-participant-directed.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

The total non-participant-directed investments consist of the following:

	December 31
	2008	2007

Brown Shoe Company, Inc. common stock	$19,182,405	$31,258,604

Non-participant-directed income includes $543,493 and $419,640 of dividends received by the Plan on Company stock for the years ended December 31, 2008 and 2007, respectively.

4. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007

Withdrawals by participants per the financial statements	$13,674,076	$22,176,649
Less: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2007 and 2006	–	(14,398)
Add: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2008 and 2007	–	–
Withdrawals by participants per the Form 5500	$13,674,076	$22,162,251

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2008 and 2007, respectively, but not yet paid as of these dates.

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Schedule

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 43-0197190  Plan 006

December 31, 2008

No. of Shares/Units	Description	Cost**	Current Value

311,343	American Funds American Balanced Fund Class R4	$–	$4,284,081

361,410	American Funds EuroPacific Growth Fund Class R4		9,960,460

343,435	American Funds Growth Fund of America Class R4		6,978,603

881,123	Brown Shoe Company, Inc. common stock*	51,582,531	19,182,405

243,227	Dodge & Cox Stock Fund		18,088,767

866,882	PIMCO Total Return Admin Fund		13,920,388

114,985	Vanguard Institutional Index Fund		9,415,143

1,084,618	Vanguard Prime Money Market Fund	11,185,774	11,601,073

205,944	William Blair Small Cap Growth Fund Class I		2,500,162

	Loan Account

	Participant loans, bearing interest at rates ranging from 4.25 percent to 10.50 percent with maturities through 2013		3,033,577

	Total investments (held at end of year)		$98,964,659
*Exempt party in interest to the Plan.
**Cost basis is not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 23, 2009	/s/ Mark E. Hood

Mark E. Hood
SeniorVice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
under the Brown Shoe Company, Inc.
 401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm